Exhibit (a)(1)(H)

LQ Acquisition, Inc.

c/o Robert S. Bland, 8205 South Cass Avenue, #102, Darien, IL 60561

VIA E-MAIL

May 27, 2010

Mr. Patrick T. DeLacey

Raymond James & Associates

555 West Washington

Suite 1650

Chicago, IL 60661

Dear Mr. DeLacey:

LQ Acquisition Inc. (“LQA”), a corporation controlled by Robert S. Bland, is hereby submitting a revised and higher cash bid to buy all of the outstanding shares of common stock (“Shares”) of Life Quotes, Inc. (the “Company”) not owned by LQA or its affiliates at a purchase price of $4.00 per share in cash. LQA currently owns approximately 31% of the outstanding Shares. This tender offer price would represent a 29 percent premium over the latest closing price of $3.11 per share.

The tender offer will be conditioned upon, among other customary conditions, (i) the non-waivable condition that there shall be validly tendered and not withdrawn Shares that constitute at least a majority of the outstanding Shares not owned by LQA or its affiliates immediately prior to the expiration of the tender offer, (ii) the condition that there shall be validly tendered and not withdrawn Shares that constitute at least 90% of the outstanding Shares, and (iii) the execution of a note whereby the Company will loan $20.5 million to LQA to allow LQA to pay for the tendered Shares.

Upon successful completion of the tender offer, LQA will cause the Company to execute a “short-form” merger promptly under Delaware law in which all Shares held by remaining third party stockholders would be converted into the right to cash equal to the same price per Share as was paid in the tender offer, without interest.

We are aware, of course, of the Board’s efforts over the past 18 months to enhance stockholder value by hiring an investment banker and considering third party offers and expressions of interest to acquire the Company. We believe, however, that the tender offer price of $4.00 per Share represents a fair value for the Company.

In addition to an offer which we believe fairly values the Company, stockholders will benefit from immediate liquidity in an uncertain economic environment. Also, no due diligence is required and the transaction can be closed quickly.

Our current intention is to commence the tender offer on or about June 3, 2010.

Very truly yours,

LQ Acquisition Inc.

By:
Robert S. Bland
President & Chief Executive Officer